Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FISCAL YEAR 2016 RESULTS AND
REVIEWS CORPORATE HIGHLIGHTS

Vancouver, B.C., March 10, 2017 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has today filed its annual operational and financial results for the year ended December 31, 2016. All numbers are in U.S. dollars unless otherwise noted.
2016 HIGHLIGHTS
Entrée/Oyu Tolgoi Joint Venture Property, Mongolia
On May 5th and 6th, 2016, formal ‘notice to proceed’ approval was given for the next stage of development of the world-class Oyu Tolgoi copper-gold mine in Mongolia (“OT”) by the boards of Turquoise Hill Resources Ltd. (“Turquoise Hill”), Rio Tinto and Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”).  According to Turquoise Hill, this was the final requirement for the re-start of underground development at the Hugo North Lift 1 block cave (“Lift 1”), including Lift 1 of the Entrée/Oyu Tolgoi joint venture’s Hugo North Extension deposit.
In June and July 2016, OTLLC signed a contract with Jacobs Engineering Group to provide engineering, procurement and construction management services for the underground development and signed a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and conveyor tunnel.
In August 2016, Turquoise Hill advised that OTLLC drew down approximately $4.3 billion of the $4.4 billion project finance facility that was signed in December 2015.  As part of the project finance facility, a debt cap of $6.0 billion for OT was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.
On October 21, 2016, Turquoise Hill filed an updated technical report (“2016 OTTR”) under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to the OT project.  The 2016 OTTR includes Preliminary Economic Assessments (“PEAs”) of potential later phases of the OT deposits which include Entrée/Oyu Tolgoi joint venture resources.
During the fourth quarter of 2016, the underground workforce ramped up to over 2,000 people and progress was made in key areas including shafts 2 and 5 related activities and construction of critical on-site facilities while the bulk excavation component for the convey-to-surface work stream was completed.  Lateral development rates were progressing well with a further increase expected in 2017 when additional underground crushing capacity is added.
Corporate
In March 2016, the Company entered into an agreement with Sandstorm Gold Ltd. (“Sandstorm”) to amend the Equity Participation and Funding Agreement dated February 14, 2013 resulting in a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm in return for a payment of $5.5 million in cash and issuing $1.3 million of common shares of the Company.

In January 2017, the Company closed a non-brokered private placement of 18,529,484 units of the Company at a price of C$0.41 per unit for gross proceeds of approximately C$7.6 million.  Each unit consists of one common share and one-half of one transferable common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder to purchase one additional common share of the Company at a price of C$0.65 per share for a period of 5 years following the date of issuance.
On February 28, 2017, the Company announced that its Board of Directors (the “Board”) had unanimously approved a strategic reorganization of Entrée’s business.  Entrée’s U.S. based assets, the Ann Mason and Lordsburg Projects, will be transferred to a newly incorporated company, Mason Resources Corp. (“Mason Resources”).  The strategic reorganization will result in two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.
As at March 1, 2017, the Company’s cash balance was $18.5 million. Of that, it is expected that $8.75 million will be transferred to Mason Resources as part of the strategic reorganization.
For the 2016 year, the Company’s exploration and general and administrative expenditures of approximately $1.9 million and $2.5 million, respectively, were reduced by 64% and 54% compared to 2015 as a result of the Company’s continued focus on reducing non value adding expenditures.
Ann Mason Project, Nevada
On April 1, 2016, Entrée received an approved Waters of the United States/Wetlands jurisdictional determination from the Regulatory Division of the U.S. Army Corps of Engineers, that the water drainages on the Ann Mason Project are considered “isolated waters with no apparent interstate or foreign commerce connection” and as a result, no permit under Section 404 of the Clean Water Act is required for Ann Mason.
As part of Entrée’s commitment to corporate social responsibility, work to rehabilitate more than 60 historic drill sites and road access ways on the Ann Mason Project property was completed in October 2016.
Entrée today filed a technical report titled “2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of March 3, 2017 (the “2017 PEA”) which was prepared in accordance with NI 43-101. The 2017 PEA was prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited. A copy of the 2017 is available on SEDAR at www.sedar.com and on the Company’s website.
STRATEGIC REORGANIZATION
The Company announced on February 28th, 2017 a strategic reorganization of its business (the “Arrangement”). Pursuant to the Arrangement, Entrée’s Ann Mason and Lordsburg Projects (the “US Projects”) will be transferred to a newly incorporated company, Mason Resources. Shareholders of Entrée will receive common shares in Mason Resources (“Mason Common Shares”) in proportion to their shareholdings in Entrée. There will be no change to shareholders’ existing interests in Entrée.

It is intended that, as part of the Arrangement, Entrée shareholders will receive Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée is exchanged for one “new” share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée will receive replacement options and warrants of Entrée and options and warrants of Mason Resources which are proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) and must be approved by the Supreme Court of British Columbia (the “Court”) and by the affirmative vote of 66 2/3% of Entrée shareholders, as well as Entrée shareholders, optionholders and warrantholders (collectively, the “Securityholders”) voting together as a single class. A meeting of Securityholders to approve, among other things, the Arrangement, will be held on May 1, 2017 (the “Meeting”).
Mason Resources will be managed by Entrée’s current team of officers. Its board will consist of four directors who also currently sit on the Entrée Board, as well as up to three new directors who are independent of Entrée.
Additional details of the spin-out transaction will be included in an information circular to be mailed to the Securityholders on or about March 24, 2017 in connection with the Meeting. Subject to receipt of all required Securityholder, Court and regulatory approvals, the Arrangement is expected to close by May 30, 2017.
OUTLOOK AND STRATEGY
Entrée is primarily focused on advancing its principal assets in Mongolia and Nevada, while undertaking various additional initiatives in an effort to maximize shareholder value. On February 28, 2017, the Company announced the Arrangement, pursuant to which the US Projects will be transferred to Mason Resources. Once the Arrangement becomes effective, the result will be two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk.
Entrée is undertaking the Arrangement in order to focus on its carried 20% interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia and potentially acquiring other value accreting and synergistic assets. The Arrangement is also intended to maximize shareholder value by allowing the market to value Entrée’s assets independently of the US Projects. It is expected that transferring the US Projects from Entrée to Mason Resources will help accelerate development of the Ann Mason Project and give scope to new acquisitions.
Both Entrée and Mason Resources will be managed by Entrée’s current team of officers and employees for the upcoming 2017 year.  The companies will utilize a share service model to allocate administrative costs proportionately to each company based on a ratio to be determined prior to closing of the Arrangement. It is expected that there will be some additional costs associated with the operation of Mason Resources as a separate publicly traded company, such as listing fees, marketing costs and some additional board related costs.  Concurrently, the Company will continue to remain prudent with its expenditures.
Without giving effect to the Arrangement, the Company expects to spend between $2.8 million and $3.2 million for the 2017 year (2016 year - $4.0 million) on exploration and general administration costs.  The Company expects to release an updated technical report for its interest in the Entrée/Oyu Tolgoi joint venture property and Shivee West in 2017, following the release of the 2016 OTTR by Turquoise Hill on October 21, 2016.  The Company estimates the cost to prepare this report to be approximately $0.5 million.  Upon completion of the Arrangement, it is expected that Mason Resources will incur an additional $0.2 million in annual corporate costs associated with having a second public company.

In addition, the Company is anticipating a potential one time cost of approximately $0.3 million for fees associated with the Arrangement.
Corporate
The Company has focused, and will continue to focus its efforts on conserving cash reserves. Corporate objectives for 2017 include maximizing the market value of the Company’s assets through restructuring, increasing investor awareness and cash conservation.  Without giving effect to the Arrangement, total corporate costs, which include marketing and compliance costs, are estimated to be between $1.8 million and $2.0 million for the 2017 year.  An additional $0.2 million of corporate costs at Mason Resources is expected for the 2017 year in order to support the new publicly traded company.
Entrée/Oyu Tolgoi Joint Venture Property
With the release of the 2016 OTTR, the Company intends to develop complementary PEAs for Entrée’s interest in the second lift of the Hugo North (including Hugo North Extension) block cave and the Heruga deposit and file these as part of an updated NI 43-101 technical report.  The Company anticipates commencing this process in the first half of 2017 and estimates the cost to be approximately $0.5 million to complete and publish the report.
Development of the OT project continues to advance with a number of positive milestones achieved in 2016.  As part of the Company’s corporate restructuring initiative, management commenced a market awareness program in late 2016 and will continue through 2017 to improve the investment community’s understanding of Entrée’s interest in the Entrée/Oyu Tolgoi joint venture property, including its potential value as compared with the interests of other OT project stakeholders.
The Company maintains an office and administration in Mongolia.  Excluding the costs associated with the preparation of an updated NI 43-101 technical report referenced above, the Company expects to spend approximately $0.2 million for the 2017 year on legal costs and general administration in Mongolia.
Ann Mason Project
The Company estimates expenditures, including claim filing fees, site maintenance and local administration costs will be between $0.7 million and $0.9 million for the 2017 year.  The Company does not intend to implement any new work programs at present and will focus on identifying strategic development partners prior to implementing any potential programs to advance the Ann Mason Project into its next phase of development.  Upon completion of the Arrangement, these costs will be assumed by Mason Resources.
Other Properties
Costs associated with all of the Company’s other non-material assets have been minimized while management evaluates the best alternatives for each asset in the future. Expenditures for 2017 are for license fees and local administration costs.  The Company expects to spend approximately $0.1 million for the 2017 year.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS
	2016	2015	2014
Exploration	$(1,855)	$(5,139)	$(9,019)
General and administration	(2,115)	(4,598)	(4,002)
Consultancy and advisory	-	(125)	(831)
Impairment of mineral property interests	-	-	(552)
Gain on sale of mineral property interests	-	-	28
Stock-based compensation	(489)	(197)	(251)
Foreign exchange (loss) gain	(343)	2,919	1,979
Loss from operations	(4,802)	(7,140)	(12,648)
Interest expense, net	(177)	(412)	30
Loss from equity investment	(237)	(119)	(108)
Income taxes	553	(160)	4,057
Net loss	(4,663)	(7,831)	(8,669)
Foreign currency translation adjustment	717	(4,928)	(3,316)
Comprehensive loss	$(3,946)	$(12,759)	$(11,985)

Basic/diluted loss per share	$(0.03)	$(0.05)	$(0.06)
Total assets	$53,280	$61,662	$79,690
Total non-current liabilities	$33,336	$39,316	$44,270

The Company’s Annual Financial Statements, management’s discussion and analysis (“MD&A”) and Annual Information Form are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/.  The Company’s Annual Report on Form 40-F has been filed with the SEC, and is available on the Company website.  Shareholders can receive a hard copy of the Company’s audited Annual Financial Statements upon request.
QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée’s Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi LLC joint venture property, see the Company’s technical report, titled “Lookout Hill Feasibility Study Update”, with an effective date of March 29, 2016, available on SEDAR at www.sedar.com. For further information on the Ann Mason Project, see the 2017 PEA.

ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada. As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s. Additionally, Entrée has also been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major Shareholders, holding approximately 14%, 10% and 8% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com
This News Release contains forward-looking statements and forward-looking information (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to Shareholders; potential financial and other benefits of spinning-out the US Projects; timing and approval for a spin-out of the US Projects; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; capital, financing and project development risk; completion of PEAs on Entrée’s interest in Hugo North Extension Lift 2 and Heruga; a potential strategic development partner for Ann Mason; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of Ann Mason; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.  Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, Entrée’s ability to obtain all necessary regulatory, court and shareholder approvals of a spin-out of its US Projects into Mason Resources and list Mason Resources on one or more stock exchanges; whether all conditions precedent to the Plan of Arrangement will be satisfied and whether the Plan of Arrangement will become effective; whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled “Risk” in Entrée’s most recently filed Management’s Discussion & Analysis and in the section entitled “Risk Factors” in Entrée’s Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.